UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*



                                  Evercel, Inc.
________________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)

                                   299759 10 0
________________________________________________________________________________
                                 (CUSIP Number)

                                February 22, 1999
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


        Check the  appropriate  box to designate the rule pursuant to which this
Schedule is filed:

                           ___  Rule 13d-1(b)
                           _X_  Rule 13d-1(c)
                           ___  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299759 10 0                                          Page 2 of 6 Pages
_____________________                                          _________________

________________________________________________________________________________
 1 Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

      (i)     MTU Motoren-und Turbinen-Union Friedrichshafen GmbH ("MTU")
      (ii)    Daimler Chrysler Corporation ("DCC")
________________________________________________________________________________

 2    Check the Appropriate Box if a Member of a Group       (a) __
      (See Instructions)                                     (b) __
              N/A
________________________________________________________________________________

 3    SEC Use Only

________________________________________________________________________________

 4    Citizenship or Place of Organization

              Both entities organized under the laws of Germany
________________________________________________________________________________

                            5    Sole Voting Power

        Number of                        None
         Shares             ____________________________________________________
      Beneficially
        Owned by            6    Shared Voting Power
          Each
       Reporting                         152,586 shares, 10.9%
         Person             ____________________________________________________
          With
                            7    Sole Dispositive Power

                                         None
                            ____________________________________________________

                            8    Shared Dispositive Power

                                         152,586 shares, 10.9%

________________________________________________________________________________
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

              152,586 shares
________________________________________________________________________________

  10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares   ___

________________________________________________________________________________

  11    Percent of Class Represented by Amount in Row 9

              10.9%
________________________________________________________________________________

  12    Type of Reporting Person (See Instructions)

              (i) CO ;  (ii) HC
________________________________________________________________________________

Item 1.

         (a)      Name of Issuer

                  Evercel, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  3 Great Pasture Road
                  Danbury, Connecticut  06813

Item 2.

         (a)      Name of Person Filing

                  MTU Motoren-und Turbinen-Union Friedrichshafen GmbH

         (b)      Address of Principal Business Office or, if none, Residence

                  (i) Otto-Hahn-Str. 28-30
                  Eingang 3, 1. Stock, Zimmer 151
                  85521 Riemerling
                  GERMANY

                  (ii) Daimler Chrysler Corporation
                  P.O. Box 800230
                  D-7000 Stuttgart 80
                  70546
                  Germany

         (c)      Citizenship

                  Germany

         (d)      Title of Class of Securities

                  Common Stock, par value $.01 per share

         (e)      CUSIP Number

                  299759 10 0

Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership


         (a)      Amount beneficially owned

                  152,586   shares  are  owned  by  MTU  which  is  an  indirect
                  subsidiary of DC (88.35%).

         (b)      Percent of class

                  10.9% of the approximately 1,389,000 outstanding shares of Common Stock

         (c)      Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote

                         None

                  (ii)   Shared power to vote or to direct the vote

                         152,586 shares

                  (iii)  Sole power to dispose or to direct the disposition of

                         None

                  (iv)   Shared power to dispose or to direct the disposition of

                         152,586 shares

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         MTU Motoren-und Turbinen-Union Friedrichshafen GmbH.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certifications

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Date:  March  2, 1999

                                            MTU MOTOREN-UND TURBINEN-UNION
                                            FRIEDRICHSHAFEN GMBH


                                            By:  /s/ Michael Bode
                                                 ________________
                                                 Michael Bode
                                                 Director New Technologies











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